Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
ADPT CORPORATION

ADPT Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Certificate of Incorporation of the Corporation and declaring said Amendment to be advisable and recommended for approval by the stockholders of the Corporation.

SECOND: Immediately upon the effectiveness of this Amendment to the Corporation’s Certificate of Incorporation (the “Effective Time”), each share of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding or held by the Corporation as treasury stock shall be converted into fifty (50) shares of the Corporation’s Common Stock, par value $0.001 per share, as constituted following the Effective Time.

THIRD: To accomplish the foregoing Amendment to the Certificate of Incorporation of the Corporation, the following paragraph is added immediately after ARTICLE FOUR, Part 1(B) of the Certificate of Incorporation of the Corporation:

“(C) Effective as of the effectiveness of the amendment to this Certificate of Incorporation adding Section (C) to ARTICLE FOUR, Part 1 (this “Amendment”) and without regard to any other provision of this Certificate of Incorporation, each share of Common Stock, either issued or outstanding or held by the Corporation as treasury stock immediately prior to the effectiveness of this Amendment, and any fractional share of Common Stock held by a stockholder who holds in excess of one (1) share of Common Stock immediately prior to the time this Amendment becomes effective shall and is hereby automatically reclassified and changed (without any further act) into fifty (50) fully-paid and nonassessable shares of Common Stock (or, with respect to fractional shares of Common Stock, such lesser number of shares of Common Stock and fractional shares as may be applicable based upon such 50 for 1 ratio), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares of Common Stock shall be issued to any stockholder of record immediately following the time this Amendment becomes effective, and that instead of issuing such fractional shares to such holders, the Corporation’s transfer agent shall aggregate all such fractional shares and sell them as soon as practicable after the effectiveness of this Amendment at the then prevailing prices on the open market, on behalf of those stockholders who would otherwise be entitled to receive a fractional share. After the transfer agent’s completion of such sale, stockholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.”

FOURTH: That, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by applicable law was voted in favor of the Amendment.

FIFTH: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: That said Amendment shall be effective at 7:01 P.M. Eastern Time on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed on this 3rd day of October, 2011.

ADPT CORPORATION

By:	/s/ John Quicke
Name: John Quicke Title: Interim President and Chief Executive Officer